New Cobra Pubco, Inc.

500 West Texas Ave., Suite 100

Midland, TX 79701

July 17, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance, Office of Energy & Transportation

Washington, D.C. 20549-7010

Attention: Cheryl Brown

Re:	New Cobra Pubco, Inc.
Registration Statement on Form S-4
File No. 333-288431
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, New Cobra Pubco, Inc., a Delaware corporation (the “Registrant”), hereby requests acceleration of effectiveness of its registration statement on Form S-4 (File No. 333-288431), as amended, to 4:01 p.m. Eastern Time on July 18, 2025, or as soon as practicable thereafter.

The Registrant hereby authorizes Steven Green of Wachtell, Lipton, Rosen & Katz to orally modify or withdraw this request for acceleration.

If you have any questions concerning this request, or if you require any additional information, please feel free to contact Steven Green of Wachtell, Lipton, Rosen & Katz at (212) 403-1035 or by email at SRGreen@wlrk.com. Please notify him when this request for acceleration has been granted.

Very truly yours,

NEW COBRA PUBCO, INC.

By:	/s/ Matt Zmigrosky
Name:	Matt Zmigrosky
Title:	Executive Vice President, Secretary and General Counsel

cc:	Steven Green, Wachtell, Lipton, Rosen & Katz